EXHIBIT 2

PROXY STATEMENT

ALADDIN KNOWLEDGE SYSTEMS LTD. 15 Beit Oved Street Tel-Aviv Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS
November 4, 2004

        The enclosed proxy is being solicited by the board of directors (the “Board”) of Aladdin Knowledge Systems Ltd. (the “Company”) for use at the Company’s Annual General Meeting of Shareholders (the “Meeting”) to be held on November 4, 2004, or at any adjournment thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekels (“NIS”) 0.01 each, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such instructions, the Ordinary Shares represented by the executed proxy will be voted in favor of each of the resolutions described in this proxy statement. The Proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to and received by the Company, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. The Company expects to solicit proxies by mail and to mail this proxy statement and the enclosed form of proxy to shareholders on or about September 29, 2004. Directors, officers and employees of the Company may also solicit proxies by telephone, facsimile and personal interview.

        The Company will bear the cost of the preparation and mailing of its proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne by the Company. Only holders of record of Ordinary Shares at the close of business on September 28, 2004 are entitled to notice of, and to vote at, the Meeting (the “Record Date”). At the Record Date, 12,035,000 Ordinary Shares were outstanding and entitled to vote. Each Ordinary Share is entitled to one vote on each matter to be voted at the Meeting. The Company’s Articles of Association (the “Articles”) do not permit cumulative voting for the election of directors or for any other purpose. Two shareholders present (who are not in default in payment of any sum referred to in the Articles), personally or by proxy, representing one third or 33.3% of the voting power of the issued share capital of the Company, shall constitute a quorum for the Meeting. If within half an hour from the time the meeting is convened, a quorum is not present, the meeting shall stand adjourned until November 11, 2004 at 11:00 a.m. If a quorum is not present at the second meeting within half an hour from the time appointed for the meeting, subject to applicable law, any persons present personally or by proxy, shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

        Approval of each of resolutions numbered one, three and five stated in this proxy statement and to be proposed at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such resolutions (hereinafter an “Ordinary Majority”).

        Approval of resolution number two proposed at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution, provided that if the total number of Ordinary Shares voted against such resolution by shareholders that are not “controlling shareholders” (as such term is defined the Israeli Securities Law, 1968) (the “Controlling Shareholders”) of the Company exceeds one per cent (1%) of the aggregate voting rights in the Company, such majority must include the affirmative vote of at least one-third of the votes actually cast with respect to such resolution by shareholders that are not Controlling Shareholders (hereinafter an “Ordinary and One-Third Non-Controlling Shareholders Majority”).

        Approval of resolution number four proposed at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to each of such resolutions, provided that if the total number of Ordinary Shares voted against any such resolution by shareholders of the Company that do not have a “personal interest” (as such term is defined below) (a “Personal Interest”) in the resolution exceeds one per cent (1%) of the aggregate voting rights in the Company, such majority must include the affirmative vote of at least one-third of the votes actually cast with respect to such resolution by shareholders of the Company present in person or by proxy at the Meeting that do not have a Personal Interest (hereinafter an “Ordinary One-Third Disinterested Shareholder Majority”).

        For the purpose of resolution number four, “personal interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relative (which includes for these purposes any members of his/her immediate family or the spouse of any such members of his or her immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

PRINCIPAL SHAREHOLDERS

        The following table shows as of September 1, 2004, certain information as to each person known to the Company to be the beneficial owner of more than 5% of the Ordinary Shares then outstanding, including all options to purchase Ordinary Shares exercisable within 60 days of the date hereof:

Name and Address	Number of Shares Owned	Percent of Shares

Yanki Margalit	1,984,128	16.54%

15 Beit Oved Street
Tel Aviv 61110, Israel

Dany Margalit	1,069,195	8.91%

15 Beit Oved Street
Tel Aviv 61110, Israel

Juniper Trading Services	1,417,400	11.81%
9 Bermudian Road
Hamilton Hill
Bermuda

Oppenheimer Funds, Inc.	660,600	5.51%

Provident Investment Counsel, Inc.	644,600	5.37%

All directors and officers as a
group owning more than 5%
each	3,053,323	25.45%

PROPOSALS FOR THE MEETING
PROPOSAL I
ELECTION OF DIRECTORS

        The management of the Company has selected the persons named below, as a group, for election as directors to serve for a period of one year and until their respective successors are duly elected and shall qualify. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the Ordinary Shares represented thereby “FOR” the election of the nominees listed below. If any of these nominees is unable to serve, the persons named in the proxy shall vote the Ordinary Shares for the election of such other nominees as the Board may propose. In addition to such nominees, the Company has two outside directors who serve on its Board for fixed periods in accordance with the Israeli Companies Law –1999 (the “Companies Law”).

        Although the shareholders of the Company are free to determine the size of the Board, until such a determination is made, the Company’s Articles specify that the number of directors will be at least two but no more than eight. The Board met on a quarterly basis during the fiscal year ended December 31, 2003. All of the directors attended (in person, by proxy or by telephone) no fewer than 75% of those meetings.

        The following nominees, all current directors of the Company, whose relevant information, including their principal occupation during at least the past five years is provided below, have advised the Company that they will continue to serve as directors if re-elected.

Nominee	Age	Principal Occupation	Director Since	Shares Beneficially Owned on September 1, 2004(1)	Percent of Class
Yanki Margalit	42	Chairman of the Board and CEO since 1987. Served as Chief Financial Officer from 1987 to 1993.	1985	1,984,128	16.54%
Dany Margalit	37	Executive Vice President since 2001. Executive Vice President of Technologies from 1998 until 2001. Research and Development Executive Vice President from 1993 to 1998. Served as Research and Development Manager from 1987 to 1993.	1993	1,069,195	8.91%
David Assia	53	Served as Managing Director of Mashov Computers Ltd. from 1980 to 1986. Chairman & CEO of Magic Software Enterprises (NASDAQ) from its inception in 1986 until Sept 1997. Currently Executive Chairman of Magic Software Enterprises, Board member of Radview Software (RDVW), Board member of Babylon Ltd., Board member of Weizmann Institute of Science and Vice Chairman of the Israeli Association of Software Houses (IASH).	1993	8,000	0%

(1) For this purpose, “beneficial ownership” means voting or investment power with respect to Ordinary Shares or the right to acquire Ordinary Shares at any time within 60 days of the Record Date.

As of September 1, 2004, the directors and executive officers of the Company (not including its subsidiaries), as a group, beneficially owned a total of 3,096,323 Ordinary Shares of the Company or 25.81% of the amount outstanding. This number does not include 155,250 Ordinary Shares issuable upon presently exercisable options that have been granted pursuant to the Company’s share option plans.

        The shareholders of the Company are requested to adopt the following resolution:

        RESOLVED, to ratify the appointments of Yanki Margalit, Dany Margalit and David Assia, as a group, as directors of the Company for the coming year until the next annual meeting of the Company’s shareholders and until their respective successors are duly elected.

        The election of the director nominees requires the vote of an Ordinary Majority (as defined in this proxy statement).

        Remuneration of Directors and Officers. The aggregate direct remuneration paid or accrued on behalf of all directors (including outside directors) and executive officers of the Company as a group (not including its subsidiaries) during the year ended December 31, 2003, was approximately $1,232,763. This amount includes directors’ fees and expenses, and amounts set aside or accrued to provide pension, retirement or similar benefits and amounts expended by the Company for automobiles made available to its officers, but does not include expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. In addition, approximately $130,707 was set aside or accrued to provide pension, retirement or similar benefits.

The Board expresses no recommendation as to the vote on the above resolution.

PROPOSAL II
REELECTION OF AN OUTSIDE DIRECTOR

        The Companies Law requires Israeli companies with shares that have been offered to the public inside or outside of Israel to appoint two outside directors. No person may be appointed as an outside director if the person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company.

The term “affiliation” includes:
—	an employment relationship;
—	a business or professional relationship maintained on a regular basis;
—	control of the company; and
—	service as an office holder.

        No person may serve as an outside director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director.

        The initial term of an outside director is three years and may be extended for an additional three-year period. Outside directors may be removed only by the same percentage of shareholders as is required for their election, or by a decision of the court, and then only if the outside directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company’s Board must include at least one outside director and both outside directors must be members of a company’s audit committee (the “Audit Committee”).

        Pursuant to the requirements of the Companies Law, Dr. Menahem Gutterman was reappointed as an outside director on December 31, 2003 for an additional three year term that expires on December 31, 2006, and Dr. Orna Berry is hereby being reappointed, commencing December 31, 2004.

Nominee	Age	Principal Occupation	Shares Beneficially Owned on September 1, 2004 (1)	Percent of Class
Dr. Menahem Gutterman	64	Dr. Gutterman is a Senior Managing Partner of Atid Capital Partners. He served as Executive Vice President and Head of the Operations Information Systems Division of Israel Discount Bank Ltd. from 1992 until the end of 2000. Dr. Gutterman served as General Manager's Assistant at Israel Discount Bank Ltd. from 1981 until 1992. Prior to joining Israel Discount Bank Ltd., Dr. Gutterman served as Vice President of Sales and Services at Elscint Ltd., as well as Managing Director of Clal Systems (sole distributor of UNISYS in Israel). Until 2000, Dr. Gutterman was a senior lecturer at Tel Aviv University, Faculty Management, and School of Business Administration. Dr. Gutterman holds a D.Sc. in Mathematics.	0	0%
Dr. Orna Berry	54	Dr. Berry is a Venture Partner in Gemini Israel Funds Ltd. and has served as the Active Chairperson in both Lambda Crossing, Ltd., and in Riverhead Networks, Inc., which was sold to Cisco in April 2004, since 2000. Dr. Berry served as the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel from 1997-2000 and as Co-President of ORNET Data Communications Technologies Ltd. from 1993-1997. From 1992-1993 Dr. Berry served as a consultant to Intel Communications Division and Elbit Systems, Ltd. Dr. Berry received her Ph.D. in Computer Science from the University of Southern California and M.A. and B.A. degrees in Statistics and Mathematics from Tel Aviv and Haifa Universities. She is a frequent lecturer on "High-Tech" in Israel, Europe and the United States.	0	0%

(1) For this purpose, “beneficial ownership” means voting or investment power with respect to Ordinary Shares or the right to acquire Ordinary Shares at any time within 60 days of as of the Record Date.

        The Company’s Board proposes to reelect Dr. Orna Berry, a current outside director who has served as an outside director of the Company since December 31, 2001, for an additional period of three years commencing as of December 31, 2004, and until her respective successor is duly elected and qualified.

        In the absence of instructions to the contrary, the person named in the enclosed proxy will vote the Ordinary Shares represented thereby “For” the reelection of Dr. Orna Berry as an outside director for an additional term of three years. If the above nominee is unable to serve, the person named in the proxy shall vote the Ordinary Shares for the election of such other nominee/s that meets the requirements of the Companies Law for an outside director, as the Board may propose.

        The shareholders of the Company are requested to adopt the following resolution:

        RESOLVED, that Dr. Orna Berry is hereby reelected to serve as an outside director (as defined in the Companies Law) of the Company for an additional three-year term commencing as of January 1, 2005 and until her respective successor is duly elected and shall qualify.

        The reelection of Dr. Orna Berry as an outside director requires the vote of an Ordinary and One-Third Non-Controlling Shareholders Majority (as defined in this proxy statement).

        The Board recommends that shareholders vote “FOR” the reelection of Dr. Orna Berry as an outside director for an additional three-year period.

        Remuneration of Outside Directors. The aggregate direct remuneration paid or accrued on behalf of the outside directors of the Company as a group during the year ended December 31, 2003, was approximately $46,500. For a further description of outside director remuneration please see Proposal III below.

PROPOSAL III

COMPENSATION FOR CERTAIN MEMBERS OF THE BOARD OF DIRECTORS

        Under the Companies Law, the terms of compensation of members of the Board require approval of each of the Company’s Audit Committee, Board and its shareholders, in such order.

        Subject to the receipt of the requisite shareholder approval, the Audit Committee of the Company, followed by the Board, approved the following remuneration paid, payable or accrued on behalf of the following non-employee directors as set forth in the table below and do not reflect payment of Value Added Tax (“VAT”).

		David Assia	Menahem Gutterman	Orna Berry
Cash Compensation in NIS(1)	2005	42,245(2)	42,245(2)	42,245(2)
Participation Fees in NIS(1)	2005	1,625(2)	1,625(2)	1,625(2)
Number of Stock Options	2005	---	---	---

(1)	In light of the increased responsibilities of the members of audit committees of companies that are publicly traded in the United States following the enactment of the Sarbanes-Oxley Act of 2002, the Company proposes to increase the compensation of the members of the Audit Committee on a going forward basis.

(2)	In accordance with the Remuneration Regulations, the remuneration for such outside director is being fixed for the period commencing as of January 1, 2004 and ending as of the earlier of December 31, 2006 or until the appointment of a new outside director to the Company’s Board in accordance with the terms of the Remuneration Regulations and specifically in accordance with Appendix 2 and Appendix 3 therein within the range permitted and linked to the consumer price index.

        The shareholders of the Company are requested to adopt the following resolution:

        RESOLVED that the compensation paid, accrued or payable to the Company’s non-employee directors for their service, as set forth in table format in the proxy statement dated September 28, 2004, distributed to the shareholders of the Company, which have not been previously approved by the shareholders of the Company and which require such shareholder approval, are hereby ratified and approved.

        The ratification and approval by the shareholders for the above resolution requires the vote of an Ordinary Majority (as defined in this proxy statement).

PROPOSAL IV

INSURANCE COVERAGE FOR THE COMPANY’S DIRECTORS AND OFFICERS

        In order to induce individuals to serve as directors and/or officers of the Company, it is critical that the Company maintain adequate directors and officers insurance (“D&O Insurance”). Therefore, the Company believes it is necessary to increase the limit of its directors and officers liability insurance to provide for coverage up to $15 million.

        Pursuant to the Companies Law, the terms of compensation of members of the Board, including the purchase of D&O Insurance, require the approval of the Audit Committee, the Board and the shareholders of the Company. The Company’s Audit Committee and its Board have ratified the Company’s purchase of directors and officers liability insurance and approved the increase in the limit of the policy from $10 million to $15 million.

        The above insurance policy provides coverage for directors of the Company who are also “controlling shareholders” (as such term is defined the Israeli Securities Law, 1968) (the “Controlling Shareholders”). Therefore, the ratification of the purchase of the insurance policy and the approval of the increase in the limit of the policy up to $15 million constitutes a transaction with a controlling member pursuant to the Companies Law, which requires approval by the special majority voting requirements as described below.

        The shareholders of the Company are requested to adopt the following resolution:

        RESOLVED to approve an increase in the limit of the Company’s Directors and Officers Insurance Policy to $15,000,000, and any further increases to the policy, from time to time, as the Audit Committee and the Board of Directors deem necessary.

        The ratification and approval or the resolution empowering the Company to increase the limit of the Company’s Directors and Officers Insurance Policy to $15,000,000 requires an Ordinary One-Third Disinterested Shareholder Majority vote (as defined in this proxy statement).

        Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he or she has a Personal Interest (as defined in this proxy statement) in connection with this Proposal IV as a condition for his or her vote to be counted with respect to this Proposal IV. If any shareholder casting a vote in connection hereto does not notify us if he or she has a personal interest with respect to this Proposal IV, his or her vote with respect to this Proposal IV will be disqualified.

PROPOSAL V

APPOINTING INDEPENDENT PUBLIC ACCOUNTANTS

        The Audit Committee has authorized the appointment of the accounting firm of Kost, Forer, Gabbay & Kasierer as the independent certified public accountants of the Company for the year ending December 31, 2004 and for the period commencing January 1, 2005 and until the next annual shareholders meeting. The Audit Committee believes that the selection of Kost, Forer, Gabbay & Kasierer as independent accountants is appropriate and in the best interests of the Company and its shareholders. Subject to the authorization of the shareholders of the Company, the Audit Committee shall fix the remuneration of Kost, Forer, Gabbay & Kasierer in accordance with the volume and nature of their services.

        A representative of Kost, Forer, Gabbay & Kasierer will be invited to be present at the Meeting and will have an opportunity to make a statement, if so desired, and to respond to appropriate questions. In addition, the fees paid to Kost, Forer, Gabbay & Kasierer for its audit services and non-audit services shall be reported to the shareholders of the Company at the Meeting.

        The shareholders of the Company are requested to adopt the following resolution:

        RESOLVED, to ratify the appointment of Kost, Forer, Gabbay & Kasierer as the independent public accountants of the Company for the year ending December 31, 2004 and for the period commencing January 1, 2005 and until the next annual shareholders meeting, and to authorize the Audit Committee of Board of Directors to fix the remuneration of such auditors in accordance with the volume and nature of their services.

        Ratification of the appointment of Kost, Forer, Gabbay & Kasierer requires the vote of an Ordinary Majority (as defined in this proxy statement).

         The Audit Committee of the Board recommends that the shareholders vote “FOR” the ratification of Kost, Forer, Gabbay & Kasierer as the independent public accountants of the Company.

REVIEW OF THE COMPANY’S BALANCE SHEET AS OF DECEMBER 31, 2003
AND THE CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR THEN ENDED

        At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s Consolidated Balance Sheet as of December 31, 2003 and the Consolidated Statement of Income for the year then ended.

        Management is not aware of any other matters to be presented at the Meeting. If, however, any other matters should properly come before the Meeting or any adjournment thereof, the proxy confers discretionary authority with respect to acting thereon, and the persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.

        Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in this Proxy Statement.

ADDITIONAL INFORMATION

        We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document we file at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. In addition, similar information concerning us can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850 USA. All documents which we will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at www.sec.gov.

        As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. Also, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

By Order of the Board of Directors,

YANKI MARGALIT
CEO and Chairman of the Board of Directors
ALADDIN KNOWLEDGE SYSTEMS LTD.

Tel Aviv, Israel
Date: September 28, 2004